
MAIL STOP 3561

October 30, 2009

Ms. Anne H. Straton, President
Westergaard.com, Inc.
17 State Street, Suite1600
New York, New York 10004

> **Re:** **Westergaard.com, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2008**
> **File No. 0-51886**
> **Filed on March 31, 2009**

Dear Ms. Straton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

Disclosure Controls and Internal Controls

Conclusions, page 25

1. We note you have stated that your "internal controls are effective at that assurance level to provide reasonable assurance that [y]our financial statements are fairly presented in conformity with accounting principles generally accepted in the United States." It does not appear that your certifying officers have provided their conclusion regarding the effectiveness of your <u>disclosure controls and procedures</u> (i.e. effective or ineffective). Please provide us with your certifying officers' conclusion regarding the effectiveness of your disclosure controls and procedures at October 31, 2008. In addition, please confirm that you will provide disclosure regarding the effectiveness of your disclosure controls and procedures in future Exchange Act filings. Refer to Item 307 of Regulation S-K.

Signatures, page 34

2. Please revise to include or designate the signatures of your principal executive officer and your controller or accounting officer as required by Form 10-K. See General Instruction D(2) to Form 10-K.

Exhibit 31 Certifications

3. Please confirm that in future filings you will designate the persons signing as principal executive officer and the person signing as principal financial officer. The certifications filed as exhibits to this annual report designate the signers only as president and as treasurer.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information

Ms. Anne Straton
Westergaard.com, Inc.
October 30, 2009
Page 3

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comments may be directed to Ethan Horowitz at (202) 551-3311. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or to me at (202) 552-3790, who supervised the review of your filing.

Sincerely,

John Reynolds
Assistant Director